Exhibit 99.1

FOR immediate RELEASE

Investor Relations:	Media Relations
Chris Burns Ph: 800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-751-559-7858 Jamie Tully Ph: +1-212-687-8080

Elan Announces Plan to Spin-Off
Discovery Science And Neotope Biosciences to Shareholders

•	Creates two independent, unique companies

•	Transaction aligns assets, timelines, and risk/reward

•	Elan to become immediately profitable and a high growth company

•	Targeting $1.00 earnings per share by 2015 with new business construct

•	Commitment to science by providing initial capital to Neotope Biosciences plc

•	Completion of transaction expected by year end 2012

Dublin, Ireland – August 13, 2012 - Elan Corporation, plc (NYSE:ELN) announced today that its Board of Directors has approved the spin-off of the discovery science and Neotope Biosciences from the company. Completion of this transaction will create two independent, highly focused, public companies that will enable investors to align timelines, risk and returns in order to best achieve their investment objectives. The two companies will be:

▪
Elan Corporation plc
A focused business that will generate growth; immediate and long term profits; and expanding margins. Additionally, this profitable business will be able to utilize our advantageous tax structure and create incremental after-tax earnings to the direct benefit of shareholders.

Initially consisting of three main assets: Tysabri (marketed in collaboration with Biogen Idec) for Multiple Sclerosis (MS) and other potential indications; ELND005 a small molecule asset that is Phase 2/Phase 2b ready in a range of neuropsychiatry and symptomatic diseases that

▪
targets non-amyloid pathologies; and lastly, the continued interest in Janssen AI which with Pfizer manages the on-going AIP portfolio including Phase 2 Bapineuzumab (subQ); Phase 2 vaccine (ACC-001) and Phase 1 AAB-003 (mab).

Neotope Biosciences plc
Drug discovery business platform, originally established in 2010, focused primarily on identifying and translating targets into potential therapies for chronic degenerative and other related disease areas. This entity will continue to focus on innovation, differentiated scientific advancement, unique intellectual property creation and translational capability to transform science into clinical assets.

Transaction Conditions and Timeline
Completion of the spin-off is subject to conditions, including approval by our shareholders and by holders of our 2016 Notes, which the Company will be seeking as soon as is practical. Additional details of the proposed spin-off, including proportionate shareholding and separate financial information relating to both Elan and to Neotope Biosciences will be provided to shareholders. If the transaction is effected, we expect there to be a separate listing of Neotope Biosciences on a U.S. exchange, by the end of 2012. Elan will incur a charge upon completion of the transaction.

Leadership Comments
 “This is a bold and logical strategic step as it provides shareholders with the ability to delineate risk, timelines and business characteristics to their own specific investment objectives.  As we have done over the past decade and will continue to do in the future, the strengthening of the balance sheet, capital structure, income statement and progression of the science for the benefit of patients, has been a constant goal and objective of the management team and supported by the board of directors,” said Robert A. Ingram, Chairman of Elan and Kelly Martin, CEO.  Messrs. Ingram and Martin added that, “All of our previous actions, including most notably the separation of the Elan Drug Technologies business and its merger with Alkermes plc as well as the establishment of Janssen AI with Johnson & Johnson in a sharing of the risk/reward around the AIP asset, have been designed to improve the risk/return profile of the company, cluster businesses and assets logically for shareholders.”

Mr. Martin commented further, “By establishing Neotope Biosciences and Elan as distinct businesses – each with its own specific business characteristics and dynamics - we provide investors with important clarity, transparency and choice as it relates to their investment decisions.”

Mr. Martin added, “For Elan Corporation, plc, the completion of this transaction is a natural progression and final step to becoming a company that generates both profits and growth to the benefit of stakeholders. The dominant focus will be broadening and deepening patient access to TYSABRI on a global basis and registering ELND005 for multiple indications in neuropsychiatry and other symptomatic indications. This move to immediate profitability will enable us to utilise the benefit of the significant accumulated losses that have been built up over the years. We intend to explore ways to share this benefit with our stakeholders through some combination of debt repurchases, share buy backs, dividends or all three. Further communication on this topic will be forthcoming in the months ahead and upon completion of the transaction.”

“With Elan’s commitment to capitalize Neotope’s Bioscience, our highly talented scientific team who have previously discovered TYSABRI and an approach to immunotherapy for Alzheimer’s, will have the resources and time to advance programs for chronic degenerative diseases, such as synuclein for Parkinson’s disease, along the drug development stages and provide opportunities for investors to participate in this journey”, said Dr. Lars Ekman, Chairman designate of Neotope Biosciences. Dr. Ekman continued, “In the longer term, the team’s heightened focus and dedication to translating unique scientific insight into clinical programs will provide benefits to the field of life sciences across a broad array of diseases for the ultimate benefit of patients. With this transaction, their successes and insights are expected to provide enormous benefit to the world.”

Messrs. Ingram and Martin concluded, “Our board and management team have spent the previous twelve months assessing the optimal alignment of assets, risk/reward and income statement dynamics to the marketplace and our shareholders. These discussions took place well in advance of the recent release of the top line outcomes of the Bapinezumab Phase 3 trials. The transparent alignment of distinctive timelines and unique business characteristics to enable shareholder investment decisions and choice was our guiding principle and remained a constant which ultimately resulted in today’s announcement.”

Highlights of Previous Decade
The previous decade for Elan has been characterized as one of consistent focus and execution on delivering improvements in all aspects of its business fundamentals. Highlights of this journey include:

▪	Expected 2012 revenues of $1.2 – 1.25 billion; growth of 150% since 2004
▪	Operating Expenses have decreased by more than 50% since 2002
▪	Adjusted EBITDA of positive $147 million in 2011, versus negative $203 million in 2004
▪	Debt and Contractual obligations reduced by 76% since 2002
▪	Corporate tax rate of 12.5% with the benefit of accumulated losses and structures in excess of $4 billion
▪	Launched Tysabri (twice) – for MS with potential for additional indications
▪	Reduced AD clinical risk with J&J – maintained programs while retaining 25% of P&L
▪	Successful divestment of EDT, generating $1 billion of non-dilutive capital for Elan plc
▪	Advanced ELN005 through Phase 2 with potential therapeutic symptomatic applications
▪	Advancement of pre-clinical novel targets programs: synuclein, MCAM, tau, amyloid

Strategic Rationale
Today, Elan Corporation, plc is comprised of two distinct investment propositions with differing science-business risks and timeframes:

▪	Commercial and growth oriented profitable business capable of generating meaningful after tax earnings for the benefit of stakeholders over the long term. Time horizons immediate and on-going.
▪
Early discovery and translation to humans focused on pathology-biology based mis-folding protein targets in chronic degenerative diseases. Science and its predictability remain the major risk factor; time horizons of 5+ years to the clinic.

The Board of Directors as well as executive management believe separating into two distinct business will enable appropriate alignment of funding/capital structures with the mission of each respective business; where the interests of the shareholders and the management team will be synchronized with the risk, return and timelines of activities.

Elan Corporation plc Profile
▪	Immediately profitable and high growth company
▪	Headquartered in Dublin, Ireland
▪	2011 revenues of $1.2 billion; 2011 GAAP Operating Expenses of $403 million
▪	Post transaction GAAP Operating Expenses of ~ $300 million
▪
2013 post a successful spin-off transaction estimated EBITDA in excess of $400 million and estimated Net Income in excess of $250 million; and targeting $1.00 earnings per share for our shareholders by 2015, with the new business construct

▪	Corporate tax of 12.5%; more than $4 billion in accumulated losses and other structures for after tax EPS incremental returns and stakeholder benefits
▪	ELND005 with Phase 2/Phase 2b in several neurology and neuropsychiatry symptomatic indications
▪	Leadership:
-	Chairman: Robert A. Ingram
-	Chief Executive Officer: Kelly Martin
▪	Employees: approximately 90 – 110 people
▪	Equity interests in Janssen AI - AIP Programs, Alkermes plc, Proteostasis Therapeutics, and Neotope Biosciences

Neotope Biosciences plc Profile
▪	Drug discovery company focused on translating distinct targets into therapies for chronic degenerative and other related diseases
▪	Incorporated in Ireland with operations in South San Francisco, California
▪	Key targets: synuclein, tau, MCAM, amyloid for application to a wide variety of diseases
▪	Potential for three INDs by 2015
▪	Expected cash spend of $50 - $60 million per annum
▪	Leadership:
-	Chairman: Dr. Lars Ekman
-	Chief Executive Officer: Dr. Dale Schenk
▪	Employees: approximately 80 people
▪	Elan Corporation plc to commit $120-$130 million start-up capital and to retain 14 - 18% minority equity position

▪	Elan Corporation plc to commit $120-$130 million start-up capital and to retain 14 - 18% minority equity position

Conditions
The transaction is subject to a number of conditions, including approval by shareholders and the holders of the 2016 Notes.

Advisors
Elan’s financial advisors are Citigroup and Ondra Partners.

Investor/Analyst Conference Call
Elan will host an investor/analyst conference call at 8.30am ET today. This call will be simultaneously webcast over the internet and will be available to investors, members of the news media and the general public.  The event can be accessed by visiting Elan’s website at www.elan.com and clicking on the Investor Relations section, then on the event icon.  Slides will be available on www.elan.com at the time of the conference call/webcast.

About Elan
Elan is a neuroscience focused biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

Forward Looking Statements
This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: whether or when the proposed spin-off will be effected, if the spin-off is effected whether Elan Corporation, plc will be profitable, will grow, will increase margins and will be able to take advantage of its accumulated tax losses,  the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful discovery, development and commercialization of additional products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our research and development activities, and research and development activities in which we retain an interest, including, in particular,; Johnson & Johnson and Pfizer announced on August 6, 2012 that they were discontinuing development of bapineuzumab IV in mild to moderate Alzheimer’s disease) and the speed with which regulatory authorizations and product launches may be achieved; our dependence on Johnson & Johnson and Pfizer for the success of AIP; we own approximately six percent of Alkermes plc and our shares are subject to legal and contractual transfer restrictions; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Elan Corporation, plc